EXHIBIT 12.1
PROLOGIS, Inc.
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
(Dollar amounts in thousands)

	Six Months
	Ended
	June 30,	Year Ended December 31,
	2011	2010	2009	2008	2007	2006

Earnings (loss) from continuing operations	$(202,996)	$(1,581,944)	$(345,911)	$(359,356)	$852,641	$608,663
Add (Deduct):
Fixed charges	232,377	518,399	471,667	557,330	515,472	391,762
Capitalized interest	(23,807)	(53,661)	(94,205)	(168,782)	(123,880)	(95,635)
Earnings from unconsolidated investees, net	(25,040)	(23,678)	(28,059)	55,774	(94,453)	(93,055)
Distributed income from equity investees	24,850	27,404	63,885	50,042	98,134	86,372
Income taxes	12,798	(30,499)	5,975	68,011	66,855	29,786

Earnings (loss), as adjusted	$18,182	$(1,143,979)	$73,352	$203,019	$1,314,769	$927,893

Fixed charges:
Interest expense	$203,621	$461,166	$373,305	$385,065	$388,746	$294,063
Capitalized interest	23,807	53,661	94,205	168,782	123,880	95,635
Portion of rents representative of the interest factor	4,949	3,572	4,157	3,483	2,846	2,064

Total fixed charges	$232,377	$518,399	$471,667	$557,330	$515,472	$391,762

Ratio of earnings (loss), as adjusted, to fixed charges	(a )	(a )	(a )	(a )	2.6	2.4

(a)	Our combined fixed charges exceeded our earnings, as adjusted, by $214.2 million for the six months ended June 30, 2011. The loss from continuing operations for 2010, 2009 and 2008 includes impairment charges of $1.1 billion, $495.2 million, and $703.5 million, respectively, that are discussed in our Annual Report on Form 10-K. Due to these impairment charges, our combined fixed charges and preferred share dividends exceed our earnings, as adjusted, by $1.7 billion, $398.3 million and $354.3 million for 2010, 2009 and 2008, respectively.